

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2024

Dale Schwartz
President and Chief Executive Officer
Pinstripes Holdings, Inc.
1150 Willow Road
Northbrook, IL 60062

> **Re: Pinstripes Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 23, 2024**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 12, 2024**
> **File No. 333-276660**

Dear Dale Schwartz:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 Filed January 23, 2024 and Amendment No. 1 to Registration Statement on Form S-1 Filed February 12, 2024

Cover Page

1. We note your disclosure that the Warrants are "out of the money." Disclose the exercise price of the Warrants compared to the market price of the Class A Common Stock on the cover page and in the Prospectus Summary, Management's Discussion and Analysis, and Use of Proceeds sections. Disclose that cash proceeds associated with the exercises of the Warrants are dependent on the stock price in each of these sections and in your risk factor on page 40 as well. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

2.   We note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A Common Stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A Common Stock.

3.   Where you discuss that certain selling securityholders may still experience a positive rate of return on their securities due to the lower effective purchase price, please also disclose the potential profit the selling securityholders will earn based on the current trading price. Please update your related risk factor disclosure as well.

Overview, page 74

4.   In light of the unlikelihood that you will receive significant proceeds from exercises of the Warrants because of the disparity between the exercise price of the Warrants and the current trading price of the Class A Common Stock, expand your discussion of capital resources to address any changes in your liquidity position since the business combination. If you are likely to have to seek additional capital, discuss the effect of this offering on your ability to raise additional capital.

5.   Please revise your disclosure here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of your Class A Common Stock. Your discussion should highlight the fact that Banyan Acquisition Sponsor will be able to sell its shares for so long as the registration statement of which this prospectus forms a part is available for use.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jenna Hough at 202-551-3063 or Cara Wirth at 202-551-7127 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Elizabeth McNichol